

June 3, 2008

By facsimile to (212) 451-2222 and U.S. Mail

Mr. Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, NY 10604

Re: WHX Corporation
        Pre-effective Amendment 4 to Registration Statement on Form S-1
        Filed May 28, 2008
        File No. 333-146803

Dear Mr. Kassan:

        We reviewed the filing and have the comments below.

Pro Forma for Rights Offering Proceeds, page 13

1.   Please delete the pro forma for rights offering proceeds or revise your disclosure to state
        why you believe that exercise of the rights is deemed likely in view of the current market
        price.

Fairness Opinion of Houlihan Smith & Company, page 37

2.   It appears that the fairness opinion of Houlihan Smith & Company or Houlihan is to be
        issued. Houlihan's fairness opinion must be executed and filed as an exhibit before the
        registration statement's effectiveness. Further, file as an exhibit to the registration
        statement Houlihan's consent to the prospectus discussion of its opinion, the reproduction
        of its opinion as an exhibit, and being named in the registration statement. See Rule 436
        of Regulation C under the Securities Act.

3.　　　We note that the draft fairness opinion contains a limitation that Houlihan's opinion "relates solely to the question of the fairness of the Use of the Proceeds and the Purchase Consideration (i.e. subscription price) to the shareholders of WHX, from a financial view." The opinion itself relates to the "Purchase Consideration, the disposition of the proceeds as described in the Use of Proceeds section of the Rights Offering *and other terms of the Rights Offering* (emphasis added)…."   Please tell us, with a view toward disclosure, to what "other terms of the Rights Offering" this phrase refers.

4.　　　Expand the disclosure to discuss in reasonable detail the material elements of the analyses, including quantitative data, underlying Houlihan's opinion. Where appropriate, consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

5.　　　Disclosure states that Houlihan has received a non-contingent fee for its services relating to the opinion. Disclose the amount of the non-contingent fee.

6.　　　Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Houlihan to the special committee of the board of directors.

Closing

　　　File an amendment to the S-1 in response to the comments. To expedite our review, WHX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If WHX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

　　　We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since WHX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

　　　If WHX requests acceleration of the registration statement's effectiveness, WHX should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve WHX from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- WHX may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that WHX provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

Mr. Glen M. Kassan
June 3, 2008
Page 4

cc: Steve Wolosky, Esq.
          Adam W. Finerman, Esq.
          Olshan Grundman Frome Rosenzweig & Wolosky LLP
          65 East 55th Street
          New York, NY 10022-1106

          Michael Reiner, Esq.
          Breslow & Walker LLP
          100 Jericho Quadrangle, Suite 230
          Jericho, NY 11753